EXHIBIT 99.1

Endeavour Silver Reports Highest Quarterly Production in Two Years; Produces 1,117,289 oz Silver and 12,586 oz Gold (2.1 Million oz Silver Equivalents) in Fourth Quarter, 2020

VANCOUVER, British Columbia, Jan. 07, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports its highest quarterly production in the last two years from its three high grade, underground, silver-gold mines in Mexico; Guanacevi in Durango state, Bolañitos in Guanajuato state and El Compas in Zacatecas state.  Fourth Quarter, 2020 production was 1,117,289 silver ounces (oz) and 12,568 gold oz for 2.1 million oz silver equivalent (“AgEq”) at an 80:1 silver:gold ratio.

The Company’s 2020 full year production met its original guidance notwithstanding the government mandated two-month suspension of operations due to the pandemic.  In fiscal 2020, silver production totaled 3,513,767 oz and gold production totaled 37,139 oz for 6.5 million oz AgEq. The Company withdrew its 2020 production guidance in early April due to the COVID-19 pandemic and the temporary shutdown mandated by the Mexican government and chose not to issue revised guidance when production was resumed at the end of May due to continued uncertainty caused by the ongoing pandemic.

Bradford Cooke, Endeavour CEO, commented, “Endeavour enjoyed its strongest operational performance in two years thanks to the measures we initiated in 2019 to return the Guanacevi and Bolañitos mines to profitability. I would like to commend our operations team for their hard work, commitment and resilience during the global pandemic to meet our safety and production goals last year.”

“So long as the pandemic is still with us, we will remain diligent with our heightened health and safety protocols, and we continue to make safety our first priority. Our entire workforce was flexible, innovative and responsible during 2020 which allowed us to deliver exceptional results given the circumstances.”

“Subject to our pending feasibility study, appropriate financing and board approval, we plan to turn our attention this year to developing our next core asset, the Terronera project in Jalisco state.  This year should prove to be very rewarding for our staff, communities and stakeholders.”

Silver and gold production were higher in Q4, 2020 compared to Q4, 2019 due to the continued operational improvements at the Guanacevi and Bolañitos mines.  At Guanacevi, Q4, 2020 throughput increased 15%, with a 31% increase in silver equivalent grades processed compared to Q4, 2019. At Bolañitos, Q4 2020, throughput increased 31%, with an 8% increase in silver equivalent grades compared to Q4, 2019.

Despite the temporary shutdown in Q2, 2020, annual silver production exceeded the high range of original guidance by 1%, gold production missed the low range by 2% and silver equivalent production achieved the mid-point of the original 2020 production guidance.

2020 Fourth Quarter Highlights

  Consolidated Production Continued to Improve Q-o-Q: Silver equivalent production was up 21% compared to Q3, 2020, primarily due to higher throughput.

  Guanacevi Continued to Outperform: Silver and gold grades continued to deliver well above plan and plant throughput approached plant capacity.

  Bolañitos Continued to Improve: Throughput exceeded plan, approached plant capacity and was the highest since 2018, gold grades aligned with plan and silver grades remained lower than plan.

  El Compas Remained Steady: Throughput remained steady at close to plant capacity, gold grades were on plan, silver grades remained lower than plan, and with a short mine life, management is reviewing alternative mine plans to ensure positive free cash flow in 2021.

  Metal Sales and Inventories: Sold 1,419,037 oz silver and 13,850 oz gold, held 105,925 oz silver and 388 oz gold of bullion inventory and 10,559 oz silver and 1,071 oz gold in concentrate inventory.

  Delivered Positive Brownfields Exploration Results from the Three Mines: Drilling continued to intersect high-grade gold-silver mineralization in the Santa Cruz vein at Guanacevi, the Melladito and San Bernabe veins at Bolañitos, and the Misie and Calicanto veins at El Compas.

  Expanded Land Position and Resumed Greenfields Exploration at Terronera: Acquired two adjacent groups of mineral concessions spanning 4,959 hectares and covering multiple mineralized vein structures.

  Agreed to Sell the El Cubo Assets: Signed a binding letter agreement to sell the El Cubo Mine and related assets to VanGold Mining Corp. for US$15 million in cash and share payments plus additional contingent payments, deal anticipated to close in Q1, 2021.

  Filed At-The- Market Prospectus Supplement for $60 million: ATM not active in Q4, 2020, future proceeds to be used for funding growth initiatives including advancing Terronera, Parral, Chile, prospective mergers and acquisitions and working capital.

2020 Fourth Quarter Mining Operations

Consolidated silver, gold and silver equivalent production were all higher in Q4, 2020 compared to Q4, 2019 due mainly to higher silver and gold grades, higher gold recoveries and lower silver recoveries.  Throughputs were higher at each of the three mines but comparable Y-o-Y due to the November 2019 suspension of the El Cubo operation.

Guanacevi throughput, silver and gold grades were each significantly higher than Q4, 2019 and well above plan, partly offset by lower silver recoveries. Mining the new, higher grade El Curso, Milache and SCS orebodies has led to significantly improved ore grades and plant throughputs, which at 1,157 tonnes per day approached plant capacity in Q4, 2020, the highest throughput since 2015.

Bolañitos throughput, gold grades and silver and gold recoveries were higher than Q4, 2019, partly offset by lower silver grades.  Mine output approached plan and plant throughput exceeded plan in Q4, 2020 and both are expected to be sustainable going forward. Silver grades remain lower than plan due to lower mine output from the San Miguel vein which has higher silver and gold grades than other working areas.

El Compas throughput and gold recoveries were above plan, partly offset by lower silver grades, however dilution remains a continuing focus of the mine.  The current resource is sufficient to support mining until mid-2021, and brownfields exploration has returned encouraging results on the Calicanto property.  Management is reviewing alternative plans to ensure positive free cash flow in 2021.

Production Highlights for Three Months and Year Ended December 31, 2020.

Three Months Ended December 31			Q4 2020 Highlights	Year Ended December 31
2020	2019	% Change		2020	2019	% Change
237,389	236,531	0%	Throughput (tonnes)	757,160	954,886	(21%)
1,117,289	939,511	19%	Silver ounces produced	3,513,767	4,018,735	(13%)
12,586	9,578	31%	Gold ounces produced	37,139	38,907	(5%)
1,108,848	923,540	20%	Payable silver ounces produced	3,482,094	3,951,923	(12%)
12,314	9,397	31%	Payable gold ounces produced	36,392	38,003	(4%)
2,124,169	1,705,751	25%	Silver equivalent ounces produced(1)	6,484,887	7,131,295	(9%)
1,419,037	1,050,157	35%	Silver ounces sold	3,460,638	4,054,652	(15%)
13,850	10,803	28%	Gold ounces sold	35,519	39,151	(9%)
(1) Silver equivalent ounces calculated using 80:1 ratio.

Production Tables for Fourth Quarter, 2020 by Mine (2)
Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	106,425	1,157	331	1.01	87.6%	92.5%	991,697	3,198
Bolañitos	107,332	1,167	34	2.22	84.7%	88.2%	99,417	6,754
El Compas	23,632	257	50	4.41	68.9%	78.6%	26,175	2,634
Consolidated	237,389	2,580	169	1.90	86.8%	87.0%	1,117,289	12,586
(1) gpt = grams per tonne

Production Tables for Year Ended December 31, 2020 by Mine (2)
Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Produced	per day (2)	Ag gpt(1)	Au gpt(1)	Ag %	Au %	Oz	Oz
Guanaceví	346,679	947	314	0.96	87.7%	91.7%	3,071,075	9,814
Bolañitos	331,174	905	40	2.02	83.0%	88.2%	353,318	18,963
El Compas	79,307	217	53	4.32	66.1%	75.9%	89,374	8,362
Consolidated	757,160	2,069	167	1.78	86.5%	85.9%	3,513,767	37,139
(1) gpt = grams per tonne
(2) results for the year to date represent a partial period of production, as operations were suspended for more than half the second quarter, as mandated by the Mexican Government in response to the COVID-19 pandemic

Sustainability Highlights for 2020

  All offices, mines, and projects promptly and proactively applied COVID-19 health and safety protocols to contain the pandemic, which successfully limited its impact on our operations.
  Significant new community donations focused on health and education:
    COVID-19 resources were quickly deployed to support community health programs with materials such as masks, cleaning supplies, rapid tests, doctors, and medical equipment.
    Endeavour increased its investment into its annual scholarship program to benefit over 140 students and donated over 450 tablets to students of all ages to continue online education.
  Guanacevi, Bolañitos and El Compas received the annual “Socially Responsible Company” distinction from CEMEFI (Mexican Philanthropy Center).
  Successfully launched the ICARE ethical values program to improve visibility of the Company’s ethics and communication with employees.
  Initiated the “Te Cuido” safety culture program to develop an operating philosophy based on Risk Awareness and Competency. Safety KPI’s have significantly improved.
  Implemented a Community Engagement System to improve engagement with communities.
  The Company planted over 46,000 trees to reclaim disturbed ground at all our mines and projects.
  The 2020 Sustainability Report will be published in May 2021.

Release of 2020 Financial Results and Conference Call

The 2020 Financial Results will be released before market on Monday, March 1, 2021 and a telephone conference call will be held the same day at 10:00am PT (1:00pm ET). To participate in the conference call, please dial the numbers below. No pass code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: +604-638-5340

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass code is 5891#. The audio replay and a written transcript will be available on the Company's website at www.edrsilver.com under the Investor Relations, Events section.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director, Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding the impact of suspension of mining operations, Endeavour’s anticipated performance in 2021, including production forecasts, cost estimates and metal price estimates, and the timing and results of mine expansion and development and receipt of various permits. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, uncertainty of the ultimate impact of the COVID 19 pandemic on operations, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; metal prices; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations ,the impact of the COVID 19 pandemic on mining operations in Mexico generally, and the Company’s operations specifically, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, resource and reserve estimates, metal prices, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.